Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

ARIAD PHARMACEUTICALS, INC.

(Pursuant to Sections 141 and 242 of the

General Corporation Law of the State of Delaware)

ARIAD Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”),

DOES HEREBY CERTIFY:

1. The name of the corporation is ARIAD Pharmaceuticals, Inc. (the “Corporation”). The Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on April 12, 1991 under the name ARIAD Corporation. Thereafter a Certificate of Amendment was filed on May 3, 1991 that changed its name to ARIAD Pharmaceuticals, Inc.

2. The Certificate of Incorporation filed on April 12, 1991, as amended, was restated on January 11, 2016 (as so restated, the “Restated Certificate of Incorporation”).

3. Section 6 of the Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

6. Election and Removal of Directors. Members of the Board of Directors may be elected either by written ballot or by voice vote. The Board shall consist of one or more members. The number of Directors may be changed from time to time by action of the Board of Directors. Each director elected at and after the annual meeting of stockholders held in 2016 shall be elected for a term expiring at the next succeeding annual meeting of stockholders and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal. Newly created Directorships resulting from an increase in the number of Directors and vacancies occurring in the Board of Directors may be filled by the affirmative vote of a majority of the entire Board of Directors, although less than a quorum, or by a sole remaining Director; any such vacancy may not be filled by the stockholders of the Corporation. A Director elected to fill a vacancy shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified, or until his earlier death, resignation or removal. Any Director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

4. This Certificate of Amendment has been duly adopted in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law.

5. All other provisions of the Restated Certificate of Incorporation shall remain in full force and effect.

* * * * *

IN WITNESS WHEREOF, this Certificate of Amendment, having been duly adopted by the Corporation’s Board of Directors and the Corporation’s stockholders in accordance with Section 242 of the Delaware General Corporation Law, has been executed by its duly authorized officer this 21st day of July, 2016.

ARIAD PHARMACEUTICALS, INC.

By:	/s/ Paris Panayiotopoulos
Paris Panayiotopoulos
President and Chief Executive Officer